UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
F.N.B. Corporation Progress Savings 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, PA 16148

SIGNATURES
EX-23.1

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan
Date: June 22, 2011	/s/ Timothy G. Rubritz
Timothy G. Rubritz
Corporate Controller